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Short Creek Farm

Farm

Northwood, NH 03261
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $25,000 invested.
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THE PITCH
Short Creek Farm is seeking investment to open a USDA-inspected processing facility where they'll make sausages, salami, and other charcuterie.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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2015
Founded
4
Employees
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OUR STORY

Co-founders Dave Viola and Jeff Backer started Short Creek Farm in 2015 on 300 acres in Northwood, New Hampshire. They produce high-quality value-added meat products from pastured pork and grassfed beef raised on their farm.

They have achieved substantial yearly revenue growth, with sales of $406,000 and net profit of $28,000 in 2020.
They currently produce their own sausages in a small non-USDA processing space.
Retail cuts and other value-added products like salami and bacon are produced under contract by regional USDA processors.
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OUR MISSION

Jeff and Dave want to grow Short Creek from a small local farm to a regional processed meat company, creating high quality charcuterie and sausages from their own meat as well as meat they purchase from other American family farms.

By opening of a new 6,000 sq-ft USDA-inspected facility, they will expand operations to encompass all aspects of meat processing, from butchery to salami curing and drying.
They will produce new line of lower-cost sausage, bacon, and salami made with heritage breed pork sourced from a co-op of farms in the Midwest, and these products will be distributed to medium and large retailers from Boston to Portland.
They will continue to market their own farm-raised meats under the new Short Creek Farm Homegrown brand, marketing these bespoke meat products to farm stands and specialty shops throughout the Northeast.
PRESS
WMUR | Chronicle

NH Magazine | Profile

NH Magazine | "Back to the Land"

Boston Voyager Magazine | Boston City Guide

Edible New Hampshire | Profile

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THE TEAM
Jeff Backer
Farm Manager

Jeff Backer is responsible for managing livestock production at the farm in Northwood, New Hampshire. Though he did not grow up in a farm family, his studies of wildlife biology, ecology and conservation at the University of Rhode Island led to an interest in agroecology and ultimately to actively participating in small-scale local farming. He began farming in 2008 as an apprentice at Moon in the Pond Farm, a small and diverse farm and homestead in Sheffield, Massachusetts. His time at Moon in the Pond reinforced his appreciation for great food, especially meats smoked and cured using old-world methods, and made him realize that long-term success in farming meant taking it seriously as a business. In 2009, he moved on to apprentice at Natural Roots CSA, a productive and successful vegetable farm in Conway, Massachusetts. Using the innovative production methods he learned at Natural Roots, methods that today would be called regenerative agriculture, Jeff went on to start his own farm business, Potter Hill Farm, in 2010 in Grafton, Massachusetts. At Potter Hill, Jeff turned 25 acres of old fields into a farm producing heirloom vegetables, pastured pork, and grassfed beef. Jeff sold the growing Potter Hill Farm business to another farmer in 2015 when he co-founded Short Creek Farm with longtime friend, Dave Viola. At Short Creek, Jeff continues to develop production systems that reflect his love of food, his background in ecology, and his experience with regenerative farming practices.

Dave Viola
Processing Manager

Dave Viola is responsible for food processing operations at Short Creek. With 10 years of experience in the food industry, Dave has had a hand in progressive companies throughout New England. He got his start developing well-respected charcuterie programs for James Beard Award-nominated chef Matt Jennings, first at Farmstead in Providence, Rhode Island and later at Townsman in Boston, Massachusetts. He then delved into the world of whole animal butchery while managing production of retail cuts and fresh sausages at Vermont Salumi in Plainfield, Vermont. While bringing Vermont Salumi's new line of dry-cured salami to market, Dave gained valuable insight into USDA regulation of small meat processors. Leveraging his academic background, he distilled statutory requirements and the input of consultants into a comprehensive food safety plan and then negotiated with state and federal agencies to successfully gain regulatory approval. From there, Dave moved on to manage New England Charcuterie, in Waltham, Massachusetts, from the company's founding in 2013. Being there from the start afforded him the opportunity to develop a wide-ranging food safety program, to create formulations and processing methods for over 100 unique products, and to implement standard operating procedures that remain in place today. Dave also brought about New England Charcuterie's transition from a retail-only business to a USDA-inspected wholesale operation. Although he stepped away from a day-to-day role at New England Charcuterie in order to co-found Short Creek Farm in 2015, Dave remains involved with the company to this day as a consultant.

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SHORT CREEK FARM - DETAILED BUSINESS PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
USDA Processing Facility $188,000
Mainvest Compensation $12,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,500,000 $1,800,000 $1,900,000 $2,000,000 $2,100,000
Cost of Goods Sold $900,000 $1,080,000 $1,140,000 $1,200,000 $1,260,000
Gross Profit $600,000 $720,000 $760,000 $800,000 $840,000

EXPENSES

Utilities $60,000 $61,500 $63,037 $64,612 $66,227

Salaries $130,000 $156,000 $164,666 $173,332 $181,998

Insurance $12,000 $12,300 $12,607 $12,922 $13,245

Repairs & Maintenance $22,000 $22,550 $23,113 $23,690 $24,282

Legal & Professional Fees $2,400 $2,460 $2,521 $2,584 $2,648

Rent $54,000 $55,350 $56,733 $58,151 $59,604

Operations $13,000 $15,600 $16,466 $17,332 $18,198

Marketing & Sales $50,000 $60,000 $63,333 $66,666 $69,999

Contingency $60,000 $61,500 $63,037 $64,612 $66,227

Operating Profit $196,600 $272,740 $294,487 $316,099 $337,572

This information is provided by Short Creek Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

2021 SCF Partner Agreement.pdf

SCF Business Plan.pdf

SCF Product Catalog 06.05.21.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends September 17, 2021

Summary of Terms

Legal Business Name Short Creek Farm LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.5×

Investment Multiple 1.35×

Business's Revenue Share 4.2%–5.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2026

Financial Condition

Historical milestones

Short Creek Farm has been operating in Northwood, NH since June 2015 and has since achieved the following milestones:

Achieved revenue of $102,000 in 2016, which then grew to $406,000 in 2020.

Had Cost of Goods Sold (COGS) of $84,000, which represented gross profit margin of 18% in 2016. COGS were $206,000 in 2020, which implied gross profit margin of 49%.

Recorded a net loss of $26,000 in 2016, which then grew to a net profit of $27,725 in 2020, before depreciation.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Short Creek Farm forecasts the following milestones:

Finish construction of USDA-inspected processing facility in Kennebunk, ME by December 2021.

Hire for the following positions by January 2022: Meat Cutter/Processor, Packaging Assistant, Delivery Driver

Achieve $1,800,000 revenue per year by 2023.

Achieve $108,000 profit per year by 2023.

Other outstanding debt or equity

As of July 2021, Short Creek Farm has debt of $526,000 outstanding and a cash balance of $124,000. This debt is sourced primarily from Farm Credit East for the farm mortgage and equipment and will be senior to any investment raised on Mainvest. In addition to Short Creek Farm's outstanding debt and the debt raised on Mainvest, Short Creek Farm will require additional funds of approximately $1,200,000 from alternate sources to construct and outfit their proposed USDA-inspected facility.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Short Creek Farm to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Short Creek Farm operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Short Creek Farm competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Short Creek Farm's core business or the inability to compete successfully against the with other competitors could negatively affect Short Creek Farm's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Short Creek Farm's management or vote on and/or influence any managerial decisions regarding Short Creek Farm. Furthermore, if the founders or other key personnel of Short Creek Farm were to leave Short Creek Farm or become unable to work, Short Creek Farm (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Short Creek Farm and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Short Creek Farm is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Short Creek Farm might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Short Creek Farm is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Short Creek Farm

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Short Creek Farm's financial performance or ability to continue to operate. In the event Short Creek Farm ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Short Creek Farm nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Short Creek Farm will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Short Creek Farm is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Short Creek Farm will carry some insurance, Short Creek Farm may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Short Creek Farm could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Short Creek Farm's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Short Creek Farm's management will coincide: you both want Short Creek Farm to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Short Creek Farm to act conservative to make sure they are best equipped to repay the Note obligations, while Short Creek Farm might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Short Creek Farm needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Short Creek Farm or management), which is responsible for monitoring Short Creek Farm's compliance with the law. Short Creek Farm will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Short Creek Farm is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Short Creek Farm fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Short Creek Farm, and the revenue of Short Creek Farm can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Short Creek Farm to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Short Creek Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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